UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Glowpoint, Inc.

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(Name of Issuer)

Common Stock, $0.0001 par value per share

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(Title of Class of Securities)

379887201

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(CUSIP Number)

Shad Stastney

Vicis Capital, LLC

445 Park Avenue, Suite 1043

New York, NY 10022

(212) 909-4600

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2013

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 379887201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vicis Capital, LLC 45-0538105
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO - funds of its advisory client
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IA

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Unites States Securities and Exchange Commission on May 1, 2013 and is being filed on behalf on the Reporting Persons (as defined in Item 2 below). The following Items are amended and replaced in their entirety:

Item 1.	Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.0001 per share (the “Common Stock”), of Glowpoint, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 430 Mountain Avenue, Murray Hill, NJ 07974.

Item 2.	Identity and Background

(a)	The name of the Reporting Person is Vicis Capital, LLC (“Vicis”). Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor, formerly held 8,942,805 of the shares reported on this Schedule. Vicis may have been deemed to beneficially own such 8,942,805 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, Suite 1043, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund.

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital, LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital, LLC

Name	Occupation
Shad Stastney	Member and Chief Operating Officer
John Succo	Member and Chief Investment Officer
Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, Suite 1043, New York, NY 10022. To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Fund previously held: (i) 8,942,805 shares of Common Stock; and (ii) 95 shares of the Issuer’s Series B-1 Preferred Stock (the “Series B-1 Preferred Stock”). Vicis obtained the funds to acquire such shares through the funds of the Fund. However, as of the date of this Amendment, Vicis holds no shares of any class of stock of the Issuer.

On August 9, 2013, pursuant to the terms of the Stock Purchase Agreement by and between Vicis Capital Master Fund and GP Investment Holdings, LLC (the “Agreement”) and upon satisfaction of the conditions set forth therein, Vicis sold the entirety of its holdings in the Issuer, consisting of 8,942,805 shares of Common Stock of the Issuer and 95 shares of the Class B-1 Preferred Stock of the Issuer (the “Sale”). Vicis received consideration in the amount of $7,500,000, without allocation among the Common Stock and Class B-1 Preferred Stock. As a result, Vicis no longer beneficially owns any shares of Common Stock of the Issuer.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 3 is hereby incorporated by reference in this Item 4. As a result of the Sale, the Reporting Person no longer beneficially own any shares of Common Stock.

(b)	As a result of the Sale, the Reporting Person no longer beneficially own any shares of Common Stock.

(c)	Except as disclosed in Item 3 of this Schedule, the Reporting Person has not effected any transaction in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on August 9, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICIS CAPITAL, LLC

August 13, 2013
Date

By:	/s/ Andrew Comito
Name: Andrew Comito
Title: Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital, LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC with respect to The Amacore Group, Inc. on October 1, 2009.